EXHIBIT (C)(2)
                                                             --------------

                                                             April 17, 2000

Joe Hardesty
Bank of America Business Credit
6060 Poplar Avenue - Suite 400
Memphis, Tennessee  38119


                                 APPRAISAL
                                 ---------

As requested, an inspection and appraisal of specific assets of KLLM TRANSPORT SERVICES has been conducted by MB Valuation Services, Inc. We assume that all items listed are owned by and belong to KLLM TRANSPORT SERVICES, although no investigation has been made to verify that ownership. The purpose of this appraisal is to arrive at a conclusion of FAIR MARKET VALUE for these items as of the effective date of inspection; we do not intimate that there could not be any fluctuation of the values in the future. The fee for this report is for our expressed opinion at the time of inspection, with no warranties or guarantees of the outcome if values are tested at any future date.

This appraisal sets forth our findings and conclusions which are based upon an investigation of conditions affecting value and which are subject to the Assumptions and Statement of Limiting Conditions and Definition contained in the following report. Without reading the Assumptions and Statement of Limiting Conditions and Definition, the report could be erroneously interpreted.

This appraisal is in compliance with the Uniform Standards of Professional Appraisal Practices (USPAP) as of January 1, 2000. This is a Summary Appraisal Report.

Thank you for the opportunity to be of service in this matter. If you have any questions regarding the method of appraisal, the value concept, or the indicated values, contact our corporate office in Dallas, Texas.

Respectfully submitted,
MB VALUATION SERVICES, INC.



Robert L. Barber
Appraiser

RLB/jr

                             FAIR MARKET VALUE

--------------------------------------------------------------------------



                        R E C A P I T U L A T I O N


                          KLLM TRANSPORT SERVICES

                           JACKSON, MISSISSIPPI
                            BASTROP, LOUISIANA

                              MARCH 30, 2000


--------------------------------------------------------------------------


     KLLM.................................................$ 76,761,500

     VERNON SAWYER........................................  27,103,600



                             TOTAL FOR REPORT

                  * * * $ 1 0 3, 8 6 5, 1 0 0. 0 0 * * *


                        (ONE HUNDRED THREE MILLION,
                    EIGHT HUNDRED SIXTY-FIVE THOUSAND,
                           ONE HUNDRED DOLLARS)



NOTE: IF THIS BUSINESS OR ANY EQUIPMENT IS LATER SOLD, CONTACT YOUR APPRAISER FOR RECOMMENDATIONS OR GENERAL MARKET INFORMATION.

                     GENERAL COMMENTS, ASSUMPTIONS AND
                     STATEMENT OF LIMITING CONDITIONS


In  many  instances,  these   statements   include   general  comments  for
understanding the study.

All facts and data set forth in this report are true and correct to the best of your appraiser's knowledge and belief.

All information furnished by company personnel and others, including such things as capacities and production rates of equipment, upon which all or portions of this report are based, is believed to be reliable but has not been verified in all cases. No warranties are given as to the accuracy of such information nor does the appraiser (or MB) report to be a technical expert on any assets as our expertise is confined to valuation.

Personal inspection of specific assets has been made.

The fee for this appraisal report is not contingent upon the values reported. There have not been any guarantees associated with this fee and no liability can be intimated or assumed in any manner.

As this report has been purchased by the addressee, we assume it is to be used only by the addressee in determination of a value opinion as of the effective date. Use of this report by others should be done so with the understanding that no guarantees have been made by MB VALUATION SERVICES, INC. or the appraiser to the owner of the report nor purchased through the fee paid to the appraiser.

The physical condition of the property described herein was based upon visual inspection by the appraiser. No responsibility is assumed for latent defects of ANY nature whatsoever which may affect its value, nor for any expertise required to disclose such conditions.

No consideration has been given to liens or encumbrances which may be against the property.

No investigation of legal  fee  or  title to the property has been made and
the claim to the property has been assumed  to  be  valid.   Title  to  the
subject property is assumed to be good and marketable.

Neither the appraiser nor any officer or employee of MB VALUATION SERVICES, INC. has any financial interest in the property appraised.

Neither MB nor the signatories should be required to give testimony or attend court or be at any governmental hearing with references to the said property unless prior arrangements have been made. However, MB is willing to do so for standard testimony fee and expense rates subject only to scheduling conflicts and/or a litigation subject that is outside the function and purpose of the report which, in the opinion of MB, would be misleading or confusing.

This appraisal is based upon FAIR MARKET VALUE as defined in the Definition section of this report.

All equipment has been considered free and clear of any landlords holds through lease agreements, and all items are listed assuming the removal of same without any restrictions.

No additional values or appraisals have been made regarding such intangibles as patents, rights to manufacture, trademarks, goodwill, going concern, product line, customer lists, etc. The values made a pat of this report are for the items listed only and are subject to the Definition of the report itself.

An appraisal is an estimate of value. When the amount is considered a reasonable and proper value under the concept of a definition, then it is applied. For this reason the value is, in many cases, a rounded number. As stated in ENGINEERING VALUATION AND DEPRECIATION, a textbook published by Iowa State University Press of Ames, Iowa, "all values are of the nature of forecast of events and are subject to the uncertainties of all prophecies."

This appraiser reserves the right to recall all copies of this report to correct any omission or error.

The valuation concept used in this report is one accepted by the client. Concept PROBABILITY and/or feasibility is beyond the scope of the appraisal. The user of the report is to determine the probability of occurrence. The appraisal is purchased in order to allow an opinion of value under an assumed set of circumstances, as mutually agreed upon by the client and MB VALUATION SERVICES, INC. The concept is considered reasonable for its intended use as a POSSIBLE value to be received or the project would have been declined.

The valuation study has been made by MB VALUATION SERVICES, INC. and will be held confidential. It has been prepared by an experienced appraiser and is based on information, where possible, from contractors, manufacturers, sales comparables, dealers, etc. The analysis and final conclusion is arrived at from many years of experience in the sale and appraisal of industrial properties. The final form for this report is made possible by omitting many details used in estimating, yet not considered essential to the report. Due to the complexities and variables required on the MANY items of fixed assets, itemized values become the guidelines for justification rather than individual summaries for each conclusion. The total opinion of value for all assets is based upon values applied for itemized assets of the company. A separate value "out of context" may not be applicable for any other purpose and must not be used with or compared to any other appraisal. However, most personal property reports under the strictest interpretation of Standard 8 of USPAP as of January 1, 2000, would be styled as a "word of art", A SUMMARY APPRAISAL REPORT.

Neither all nor any part of the contents of this report (especially any conclusions a to value, the identity of the appraisers, or the firm with which they are connected) shall be disseminated to the public through advertising media, news media, sales media, or any other public means of communication without prior written consent and approval of MB.

For all areas of this study, the assigned values represent the amount a reputable and qualified appraiser, unaffected by personal interest, bias or prejudice, would recommend to a prospective purchaser as a proper price or cost within the value concept and in light of prevailing conditions.

Items indicated in location codes as made a part of this report are as observed on the effective date of the study. Codes should be considered only a guide and not as an accurate indicator of where equipment may be in the future. In addition, this additional feature made a part of this study is accomplished in order to aid the reader in locating items inspected when comparing the study and/or values as they relate to the total of the completed report. In providing this, MB VALUATION SERVICES, INC. does not wish this extra effort to carry with it any liabilities arising from same as it relates to the past, present or if applied some time in the future. Although the coded areas are believed accurate for use in location, recapitulation or graphics analysis, there are always changes, alterations, and unresolved input that could require correction. As a best effort, the coding is believed correct as related to data input and the descriptive assignment.

NO RESPONSIBILITY IS TAKEN FOR CHANGES IN MARKET CONDITIONS AND NO OBLIGATION IS ASSUMED TO REVISE THIS REPORT WITHOUT ADEQUATE COMPENSATION, TIME, AND PROCEDURAL REQUIREMENTS THAT ALLOW DUE DILIGENCE TO REFLECT EVENTS OR CONDITIONS WHICH OCCUR SUBSEQUENT TO THE DATE HEREOF.

Description of items made a part of this report is believed correct to the best ability of the appraiser. Any errors or omissions in these descriptions were unintentional and should not affect the value assignment. Descriptions are made with the attempt of allowing reasonable identification although they may not allow specific item identification, in all cases, unless company number tagging is utilized.

In many cases, an appraiser may indicate that certain equipment was "observed in operation". This qualification is applicable only to specific pieces of equipment and should not be construed as an implication that other equipment was not operable or capable of operation at the time of inspection. This note could become extremely important as a condition comparative in the future but is considered more of note "in passing" at the time of the on-site listing. However, if it is stated "not observed in operation" it would be an indication that the equipment is not installed or wired for operation or that the equipment obviously has not been in use for some time; it would not necessarily mean the equipment was not capable of operation.

This  appraisal  has been prepared in conformity  with  the  Principles  of
Appraisal  Practice   and  Code  of  Ethics  of  the  American  Society  of
Appraisers.

In this report, codes are not used either for appearance or actual condition, it is understood that the description would suffice the purposes of the appraiser arriving at a conclusion of value and that the equipment, in appearance, would be in average condition. It is understood, for purposes of an appraisal report, actual condition of that other than the obvious, may be an unknown factor for all of the many items listed. It is not practical, nor feasible to operate each and every machine, nor have it demonstrated for tolerance accuracy, mechanical operating functions, proper computer interface and/or gauge measurements due to the various limitations. Appraisers are oriented to value and must rely on a certain amount of information by company personnel as it related to condition and/or observations. Company personnel cannot be available for ALL appraisers while listing ALL items within a facility. It is for this reason that the M&E appraiser typically relies on the appearance codes although when proper information is available, adjustments may be made based upon indicated condition by company personnel under an appropriate value concept. The condition coding is used for internal communication and interpretation rather than as an indication to the users of actual condition. It is advisable, if actual condition of equipment is required, to consult with those parties that are independent and qualified to offer such technical advise.

Photographs, if included in this report, are taken at random and may or may not include all of those developed. Some photographs may be of poor quality and/or insignificant to the study. Some photographs are used for recall in correlation work. The selected photographs, if used, are an additional effort when included in the formal report and unless otherwise noted, there is no requested criteria for those selected by the MB production department. The lack of photographs, for whatever reason, should not create any liability for MB.

SIGNIFICANT CONTRIBUTION:

     It is possible that one or more senior appraisers of our firm assisted in the process of preparing or reviewing this appraisal. Our research department gathers additional market information from our sales data base and/or by making appropriate market inquiries. The on-site senior appraiser was responsible for personally inspecting the assets, describing them and making initial estimates of value. He/she also gathered pertinent information about the assets from the subject company's personnel and company records. The on-site senior appraiser is responsible for the final correlation work conducted unless there is more than one signature. A senior appraiser will have reviewed all of the information. MB Valuation Services, Inc. considers that the appraiser(s) making the final decision on value is the individual(s) contributing in a significant way under the interpretation of the standards made a part of the UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE (USPAP). If on the other hand, special consultants or outside expertise are required, and he/she contributes in a significant way to the correlation of this report, this would be noted.

Some equipment, due to location and/or quantity, may have differing values assigned with the consideration that even though similar, condition could be better or worse than other identical pieces. The concept of value causes these adjustment to be made. Location requirements can cause differences in removal or installation.

This  appraisal  is  based  upon  the  premise  and  assumption  that there is full compliance with all applicable federal, state and local Environmental Protection Agency hazardous waste regulations and laws. Not study, inspection or observation of any kind or nature has been made, nor is any consideration given to the possible presence of hazardous or toxic waste on the property appraised unless it has been specifically pointed out by the company or through a supplied report. The value then reports only to the potential effect on value of the item and not other associated costs (i.e., clean up, etc.). This would include any toxic construction material, asbestos, waste or product from any manufacturing process, polychlorinated biphenyls, or any other substance or material which is regulated by law or poses a hazard to health or the environment generally. As the environmental area is beyond the expertise of an appraiser, you are advised to obtain an expert in environmental hazards or emissions.

When and if applicable, the indicated value in this report gives no consideration to any loss in value that may be attributed to the type of refrigerant charge utilized in any of the subject's equipment including air conditioning and/or refrigeration equipment. The user of this report is hereby informed that the use of restricted CFC's may, in the future, greatly affect the usefulness and value of equipment that contains any of the EPA-restricted refrigerant gases.

During the site visit, we requested identification of any property which may be on site but not owned, leased or rented. Our best effort was made to identify this equipment and relied on information provided by the company.

Highest and best use is defined as the reasonably probable and legal use of personal property, which is physically possible, appropriately supported, financially feasible, and results in the highest value in the appropriate marketplace, consistent with the purpose of the appraisal. As generally understood, the highest and best use of the subject equipment is that for which it was designed by the manufacturer.

Although a small sampling of vehicles was observed, the values shown in the report are primarily based on information obtained from Excel spreadsheets provided by principals. Descriptions are those contained on the excel disk, and it is assumed that all assets included in this study are as described and MB Valuation Services, Inc. cannot be held responsible for any discrepancies which may be found in the information provided.

To the best of our knowledge, no leased assets are considered in the total value, although they may be listed.

Other limitations, if any, are clearly defined and individually set out at that point relating to the subject.

                             PERSONAL PROPERTY
                    GENERAL INFORMATION AND DEFINITION
                        FAIR MARKET VALUE APPRAISAL


PURPOSE OF APPRAISAL:
---------------------

The purpose of this appraisal is to estimate the FAIR MARKET VALUE of the subject's personal property. In estimating this value, it has been necessary to make a physical inspection and listing of the property contained in this report. The results are reported in this study. The property interest (rights) appraised is that of ownership in fee simple, and the subject's assets are appraised as if free and clear, without liens or encumbrances (unless otherwise noted).

FUNCTION OF APPRAISAL:
----------------------

The function of this report is to serve as a value guideline for financing purposes of the subject property. The effective date of valuation is March 30, 2000, which was the date of inspection of the subject property.

There are proper uses for various appraisal concepts. However, a particular individual, company or organization may determine that the concept fits a particular need and, therefore, use it in a way that would be typically improper. As the American Society of Appraisers has standard definitions for concepts, each concept, as specifically defined, indicates a conclusion of value that would be the same as performed by this company regardless of the client or its use. It is up to the user to determine if the concept is proper for its purpose, as it is clearly defined and should be understood. Prudent users are not prohibited from investigating value concepts to determine their typical and known common uses. They are also not prohibited after their investigations to choose to adapt any concept to their purpose as they consider reasonable by their standards. The appraisal is performed at the behest of a client based upon a requested concept of value. In many cases, MB Valuation Services, Inc. must perform one or more concepts whose uses may vary. Therefore, the function of this study is the use of the report with the knowledge of the defined concept of value. The reader and/or user is advised to contact the appraiser with ANY questions regarding value, typical uses, or intended uses.

SCOPE OF APPRAISAL:
-------------------

Sample inspection was done on March 30, 2000 for the purpose of arriving at Orderly Liquidation Value of the list of assets.

INFORMATION ANALYZED:
---------------------

See "Purpose and Method of Appraised" and Research Data Sources.

HIGHEST AND BEST USE:
---------------------

The equipment was being used for the purpose as designed unless otherwise indicated. The only alternative use, other than that as designed, was salvage or scrap. It is the appraiser's opinion that the equipment was being utilized for the purpose as designed and, therefore, at its highest and best use unless otherwise stated. Therefore, highest and best use has been considered in the valuation of all property listed in the report and is defined as: "The reasonably probable and legal use of personal property that is physically possible, appropriately supported and financially feasible, and results in the highest value in the appropriate marketplace." The appropriate marketplace must be consistent with the concept of value.

FAIR MARKET VALUE CONCEPT:
--------------------------

     "The estimated amount expressed in terms of money that may reasonably be expected for an item of property between a willing buyer and a willing seller with equity to both, neither under compulsion to buy or sell and both fully aware of all relevant facts."

NOTE: It should be understood that any removal concept does not consider product lines or their marketability unless otherwise specified to be included. It is for this reason that product line is not a part of this study nor are special tooling, jigs, fixtures and devices considered other than for parts or adaptable use.

CLIENT:        Bank of American Business Credit
-------

SUBJECT:       KLLM TRANSPORT SERVICES
--------

USER(S):       Bank of America Business Credit
--------

PROPERTY:      Rolling Stock
---------

PROPERTY CHARACTERISTICS:
-------------------------

     (1)  Physical:  Age Life or Observed Condition
     (2)  Functional:  Contained in market of comparison to replacement
     (3)  Economic:  Industry and/or market derived

INTEREST APPRAISED: Fee Simple
-------------------

                             FAIR MARKET VALUE
                     PURPOSE AND METHODS OF APPRAISAL


IT IS STANDARD FOR MB VALUATION SERVICES, INC. REPORTS TO BE EXTREMELY DETAILED UNLESS OTHERWISE REQUESTED. FOR THIS REASON, THERE MAY BE SOME ITEMS LISTED WHICH ARE CONSIDERED NOMINAL OR INSIGNIFICANT TO THE READER. HOWEVER, WHEN THE DICTATION METHOD IS EMPLOYED, IT IS FASTER, WITH CERTAIN EXCEPTIONS, TO LIST THESE ITEMS INDIVIDUALLY THAN TO COUNT THEM AND HAVE ONE ENTRY. ALTHOUGH THE FILE MAY CONTAIN MORE DETAIL THAN REQUIRED, IT IS POSSIBLE TO REQUEST THIS SAME STUDY WITH LIMITS FOR VALUE AND/OR DESCRIPTION. WHEN THE DATA IS USED FOR ASSET CONTROL, THERE IS USUALLY AN APPRECIATION FOR THE DETAIL BY THE MAJORITY OF CLIENTS, ALTHOUGH EACH USER MAY HAVE A DIFFERENT REQUIREMENT FROM OTHERS. AS THESE REQUIREMENTS CANNOT BE ANTICIPATED, UNLESS OTHERWISE SPECIFIED, THE FULL DETAIL IS USUALLY SUPPLIED. THE SUBJECT REPORT AFTER USPAP 2000 IS CONSIDERED A SUMMARY REPORT.

The purpose of this appraisal is to estimate the FAIR MARKET VALUE of the subject machinery and equipment in terms of United States Dollars.

In estimating this value, the appraisers has considered the following approaches in arriving at indicators of value.

     COST APPROACH - An estimate of the present replacement cost of the machinery and equipment less accrued depreciation. Depreciation includes loss in value due to physical deterioration as well as functional and economic obsolescence. Functional obsolescence is the decreased capacity of the item to perform the function for which it is intended in terms of current standards and specifications. Functional obsolescence may stem either from a deficiency within the item such as poor design or outmoded style or may result from superadequacy or overdesign. Economic obsolescence represents a loss in value from factors outside the item appraised, such as a depressed market for the end product manufactured by the item of machinery or equipment. These factors generally are characterized as "negative external forces" which have an impact upon the item appraised.

     SALES COMPARISON APPROACH - Comparison with similar items that have sold or are currently offered for sale in the marketplace. By comparing the items appraised with similar items which have recently sold or are currently offered for sale, an estimate can be made of the Fair Market Value. Within these comparable items there may be pertinent factors of comparison which include capacity, age, location, and date of sale, when applicable. These items may be considered in arriving at an adjusted value for each subject item appraised. Marketability of each item of machinery and equipment is also a detriment of value. Marketability, as a measure of demand, is approximated through recent sales in the marketplace of comparable items of machinery and equipment. Where actual sales are not available, relationships are often established based upon dealer "asking price" for comparable items.

     INCOME APPROACH - Capitalization of the net income that the item can produce. This approach, of course, is used in special cases when no sales comparison is available for adjustment to the subject. It would be used only on significant items and detail is not usually made a part of the report.

Values reflected in this report are based primarily upon one or a combination of the preceding methods with heavier emphasis on the Market Comparison Approach, when sufficient data is available. In certain instances, as in the case of custom machinery and equipment, a market analysis may be undertaken to ascertain current demand/marketability and subsequent value. Market analysis may also be undertaken if functional or economic obsolescence is a key factor in a major machine tool or piece of equipment.

Certain categories of machinery and equipment are subject to routine loss in value as a result of usage (physical deterioration). In other instances, functional obsolescence is determined through a comparison with other items that may have a more efficient and cost effective operation.

It should be  understood  that  the  value  shown  does  not  indicate  its replacement in like kind and utility, but rather what the specific equipment observed is worth under the scenario as defined. With all things equal, it is possible that an exact piece of equipment, if found, could be obtained for the value indicated under the concept. Comparison would have to take into account adjustments for exacts such as location, installation, condition, industry, locational economics and possible draw through all "causes and effects" associated with the concept. Realistically, exact comparables are not always possible, therefore, it should be applied to the specific equipment at its location; it is not to be used, nor is it to represented  as  a  valuation  that  would  be applied  to  replacement  or depreciated replacement for insurance purposes. However, the item DESCRIPTION, in most cases, contains the specifics that would be needed for determining replacement in like kind and utility, although values may be different than those indicated by this study. It is not probable that if ALL equipment were to be replaced within a plant, that every item would be found; therefore, some items would be replaced at used prices higher or lower than the value indicated, whereas others would have a requirement for replacement or reproduction cost new due to the inability to locate this item in the market.

An appraisal has never  been  considered  the  product of an exact science, although measurements of accuracy may be employed. Determining the reactions of the public to value an asset at a particular point in time is a valuation process based upon history, whereas the actual test of an appraisal value may vary up or down. For this reason, one sale does not necessarily make a comparable. Although equipment may have been observed selling at higher or lower numbers than its appraised value, it is the appraiser's judgment and responsibility to make adjustments in order to maintain a set of circumstances which might be considered average under a particular value concept. For this reason, the total number indicator is the important measurement on a PROPER future test. Typically, the averaging method adjusts for location, condition, time, and other factors. However, it would not

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simply indicate  some  high  or  low  recovery  for  an  asset  under  some particular past sale. The appraiser strives for an average. In a tested sale, one might find that average being exceeded in some cases, yet below
the value  indicated  in others.   It  is  the existence of these variables
that requires the use of the averaging method in order to maintain greater accuracy.



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